Vb 3/7/03

**AA 3/5/2003

RECEIVED
MAR 0 3 2003
208
SECTION PROCESSING SECTION
WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52256

03014452

FACING PAGE

Information Required of Brokers and Dealers ... he Securities Exchange Act of 1934 and Ru...

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Merchant Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Rooney Court
(No. and Street)

East Brunswick NJ 08816
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Lee (732) - 967 8838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GINSBERG WEISS, LLP
(Name – *if individual, state last, first, middle name*)

1 Blue Hill plaza p.o. Box 1693 Pearl River NY 10965-8693
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19/2003

OATH OR AFFIRMATION

I, Charles Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Merchant Partners, Inc, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles Lee
Signature

President
Title

CHRISTOPHER CZUBATI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Apr 26, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON MERCHANT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

MADISON MERCHANT PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2002

MADISON MERCHANT PARTNERS, INC.
DECEMBER 31, 2002

TABLE OF CONTENTS

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Madison Merchant Partners, Inc.

We have audited the accompanying statement of financial condition of Madison Merchant Partners, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant of rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Merchant Partners, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GinsbergWeiss, LLP
February 10, 2003

GinsbergWeiss, LLP

EXHIBIT "A"

MADISON MERCHANT PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash in banks - unrestricted	$ 62,038
Commission receivable from clearing organization	1,083
Deposit with clearing organization	25,071
Prepaid expenses	4,765
Total assets	$ 92,957

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payroll taxes payable	$ 56
Accrued expenses	3,449
Income taxes payable	987
Total liabilities	4,492
Stockholders' equity	
Common stock - no par, 200 shares authorized, 28 shares issued and 12 shares outstanding	280,000
Accumulated deficit	(55,293)
Treasury stock, 16 shares at cost	(136,242)
Total stockholders' equity	88,465
Total liabilities and stockholders' equity	$ 92,957

See accountants' audit report and accompanying notes.

EXHIBIT "B"

MADISON MERCHANT PARTNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Income	
Commissions	$ 46,646
Interest	1,306
Total income	47,952
General and administrative expenses	
Officers' salaries	30,000
Office salaries	26,779
Payroll taxes	5,761
Consulting fees	4,670
Clearing charges	1,536
Insurance	609
Recruiting	400
Dues and assessments	2,054
Professional fees	2,750
Office	4,578
Postage and delivery	480
Miscellaneous expense	601
Total general and administrative expenses	80,218
Loss from operations	(32,266)
Other income	
Forfeiture of stock purchase option	20,884
Loss before provisions for income taxes	(11,382)
Provision for income taxes	987
Net loss	$ (12,369)

See accountants' audit report and accompanying notes.

EXHIBIT "C"

MADISON MERCHANT PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Accumulated Deficit	Treasury Stock	Total
Balance, December 31, 2001	$280,000	$ (42,924)	$ (136,242)	$ 100,834
Net loss	-0-	(12,369)	-0-	(12,369)
Balance, December 31, 2002	$280,000	$ (55,293)	$ (136,242)	$ 88,465

See accountants' audit report and accompanying notes.

EXHIBIT "D"

MADISON MERCHANT PARTNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

NO CHANGE

See accountants' audit report and accompanying notes.

EXHIBIT "E"

MADISON MERCHANT PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (12,369)
Adjustments to reconcile net loss to net cash (used in) operating activities:	
Changes in operating assets and liabilities	
Increase in commission receivable from clearing organization	(1,083)
Increase in deposits with clearing organization	(25,071)
Increase in prepaid expenses	(3,677)
Increase in payroll taxes payable	56
Decrease in accrued expenses	(881)
Increase in income taxes payable	390
Net cash (used in) operating activities	(42,635)
Cash - beginning of year	104,673
Cash - end of year	$ 62,038

Supplemental disclosures of cash flow information

Cash paid during the year for:	
Interest	$ 6
Income taxes	$ 597

See accountants' audit report and accompanying notes.

MADISON MERCHANT PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1. Organization and nature of business

Madison Merchant Partners, Inc. (the "Company") was incorporated in the State of New York on November 8, 1999 originally under the name of Golden Fortunes Securities, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Note 2. Significant accounting policies

Securities transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and prepaid expenses. Liabilities consist of accounts payable and accrued expenses.

MADISON MERCHANT PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2. Significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3. Income taxes

The Company is subject to Federal, New Jersey, New York State and New York City corporation taxes. Income taxes currently payable are based on the taxable income for the year. The Company has available net operating loss carryforward of approximately $44,000 which expire between 2016 and 2022.

The provision for income taxes consists of the following:

Current:	
Federal	$ -0-
State and local	987
	$ 987

Deferred tax assets at December 31, 2002 are as follows:

Net operating loss	$ 6,960
Organization costs	1,704
	8,664
Valuation allowance	(8,664)
Net deferred tax assets	$ -0-

Note 4. Net capital requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital of $83,700, which was $78,700 in excess of its required capital.

Note 5. Financial instruments with off balance sheet risk

The Company introduces all customer transactions in securities traded on US securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or to reduce positions, when necessary.

Note 6. Subsequent event

On July 29, 2002, the Company's remaining shareholder entered into an agreement to sell all outstanding shares of the Company for $40,000. Specifically excluded from the sale, based on the terms of the agreement, are all tangible assets and all current and contingent liabilities.

EXHIBIT "F"

MADISON MERCHANT PARTNERS, INC.
INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.)

NONE

2. Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NONE

See accountants' audit report and accompanying notes.

SCHEDULE 1

MADISON MERCHANT PARTNERS, INC.
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2002

Net capital	
Total stockholders' equity qualified for net capital	$ 88,465
Deductions for non-allowable assets	
Membership prepaid expenses	4,765
Total non-allowable assets	4,765
Net capital before haircuts	83,700
Haircuts	
Stocks and warrants	-0-
Money markets	-0-
Net capital	83,700
Less: minimum net capital requirements	
Aggregate indebtedness method	297
Statutory minimum	5,000
	5,000
Capital in excess of all requirements	$ 78,700
Aggregate indebtedness	
Payroll taxes payable	56
Accrued expenses	3,449
Income taxes payable	987
Total aggregate indebtedness	$ 4,492

Capital ratio - (Maximum Allowance 1500%)

Aggregate indebtedness	4,492	= 5.37%
Net capital	83,700	

See accountants' audit report and accompanying notes.

SCHEDULE 1

MADISON MERCHANT PARTNERS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1
COMPUTATION UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2002

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 3,755	$ 84,561
Tax accrual	737	(861)
Balance per financial statement	$ 4,492	$ 83,700

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

See accountants' audit report and accompanying notes.

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

To the Board of Directors
Madison Merchant Partners, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Madison Merchant Partners, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Madison Merchant Partners, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and, (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Madison Merchant Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as indicated in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Respectfully submitted,

GinsbergWeiss, LLP

GinsbergWeiss, LLP
February 10, 2003